PROMISSORY NOTE

$865,000

DATE:August 14, 2010

FOR VALUE RECEIVED, Starfighters, International Inc. hereinafter referred to as "Maker"  promised to pay Rick Svetkoff "Holder" the principal sum of Dollars ($865,000.00).

DUE DATE: The entire balances of the Note shall be due and payable TBD.

CURRENCY: All principal and interest payments shall be made in lawful money of the United States.

ATTORENYS' FEES AND COSTS: Maker shall pay all costs incurred by Holder in collection sums due under this Note after a default, including reasonable attorneys' fees, whether or not suit is brought. If Maker or Holder sues to enforce this Note or obtain declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceedings (including those incurred in any bankruptcy proceedings or appeal) form the non-prevailing party.

INTEGRATION: The are no verbal or other agreements with modify or affect the term of this Note. This Note may not be modified except by written agreement signed by Maker and Holder.

/s/ Rick Svetkoff	/s/ Rick Svetkoff
CEO Maker	Holder

DEFINITIONS: The word Maker shall be construed interchangeably with the words Borrower or Payer and the word Holder shall be construed interchangeably with the words Lender or Payee. In this Note, singular and plural words shall be construed interchangeably as may be appropriate in the context and circumstances to which such words apply.